UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Dated: September 17, 2021

Commission File No.: 000-56191

PARCELPAL LOGISTICS INC.
(Name of Registrant)

#620 - 1111 Melville Street, Vancouver, BC V6E 3V6, Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes    ☐    No  ☒

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Press Release dated September 1, 2021 announcing signing of definitive agreements for first U.S. acquisition
99.2	Press Release dated September 9, 2021 announcing expanded services with large meal kit delivery company
99.3	Press Release dated September 16, 2021 announcing Closing of U.S. acquisition and related financing transaction
99.4	Substantially final form of Stock Purchase Agreement, dated August 31, 2021
99.5	Substantially final form of Exclusive Services Agreement, dated August 31, 2021
99.6	Form of Convertible Note Agreement between ParcelPal Logistics Inc. and Tangiers Global LLC, dated September 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARCELPAL LOGISTICS INC.
Date: September 17, 2021	By:	/s/ RICH WHEELESS
		Name:	Rich Wheeless
		Title:	Chief Executive Officer